May 5, 2025

Via EDGAR

Securities and Exchange Commission
Division of Corporation Finance
Office of Real Estate & Construction
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Catherine De Lorenzo

Pam Long

Eric McPhee

Wilson Lee

Re:	StoneBridge Acquisition II Corporation Draft Registration Statement on Form S-1 Submitted November 6, 2024 CIK No. 0002043630

Ladies and Gentlemen:

This letter is submitted on behalf of our client, StoneBridge Acquisition II Corporation (the “Company”), in response to comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission with respect to Company’s Draft Registration Statement on Form S-1 confidentially submitted on November 6, 2024 (the “Draft Registration Statement”), as set forth in the Staff’s letter dated December 2, 2024 (the “Comment Letter”).

Set forth below are the Company’s responses to the Staff’s comments in the Comment Letter. For reference purposes, the text of the Staff’s comments are reproduced in bold below, each followed by the Company’s response to the comment. The numbered paragraphs below correspond to the numbered comments in the Comment Letter.

Additionally, the Company is concurrently publicly filing its Registration Statement on Form S-1 (the “Registration Statement”), which reflects revisions in response to the Comment Letter and certain other updates.

Kesse PLLC ● www.kessepllc.com ● T 346.348.0239
845 Texas Avenue, Suite 200, Houston, Texas 77002

Securities and Exchange Commission May 5, 2025 Page 2

Draft Registration Statement on Form S-1

Cover Page

1.	Please disclose the amount of securities issued or to be issued to the sponsor, affiliates or promoters, as required by Item 1602(a)(3) of Regulation S-K. For example, disclose that you may issue additional founder shares to maintain the sponsor’s 20% interest if there is a change in the size of the offering. Also describe the anti-dilution adjustments that may be made to the one-to-one conversion of founder shares at the time of the business combination. Disclose the possible issuance of private placement warrants upon conversion of up to $1,500,000 of loans that may be made by your sponsor or an affiliate, and any other securities you may issue to the sponsor, its affiliates and promoters. Disclose the price paid or to be paid for such securities, including the price paid for the outstanding founder shares, and disclose whether any compensation and securities issuances may result in a material dilution of the purchaser’s equity interests. Finally, include a cross-reference to the locations of related disclosures in the prospectus, including the disclosures required by Item 1602(b)(6). Please see Item 1602(a)(3) of Regulation S-K.

Response: In response to the Staff’s comment, the Company has revised the cover page of the Registration Statement to (i) disclose the amount of securities issued or to be issued to the Company’s sponsor, affiliates or promoters, as required by Item 1602(a)(3) of Regulation S-K (including disclosing the possibility of the Company issuing additional founder shares to maintain the Company’s sponsor’s 25% interest if there is a change in the size of the offering, as well as describing the anti-dilution adjustments that may be made to the one-to-one conversion of the Company’s founder shares at the time of the Company’s business combination), (ii) disclose the possible issuance of private placement units upon conversion of up to $1,500,000 of loans that may be made by the Company’s sponsor or an affiliate, and any other securities the Company may issue to the Company’s sponsor, its affiliates and promoters, (iii) disclose the price paid or to be paid for the securities in question, including the price paid for the Company’s outstanding founder shares, and the fact that any compensation and securities issuances may result in a material dilution of a purchaser’s equity interests, and (iv) include cross-references to the locations of related disclosures in the prospectus, including the disclosures required by Item 1602(b)(6) of Regulation S-K.

www.kessepllc.com

Securities and Exchange Commission May 5, 2025 Page 3

2.	Please revise your cover page to state whether there are any limitations on redemption rights, as required by Item 1602(a)(2) of Regulation S-K. In this regard, we note disclosure on page 30 of the prospectus regarding shareholders holding 15% or more of the shares sold in the offering, and disclosure on page 97 that redemptions cannot cause net tangible assets to fall below $5,000,001.

Response: In response to the Staff’s comment, the Company has revised the cover page of the Registration Statement to disclose the limitation on redemptions rights, as required by Item 1602(a)(2) of Regulation S-K, being the fact that a public shareholder, together with any affiliate of such shareholder or any other person with whom such shareholder is acting in concert or as a “group,” will be restricted from redeeming its shares, without the consent of the Company’s board of directors, with respect to more than an aggregate of 15% of the shares sold in the offering. The Company notes the Staff’s comment regarding disclosure in the Draft Registration Statement that redemptions cannot cause net tangible assets to fall below $5,000,001, and respectfully informs the Staff that the Company’s organizational documents have been revised such that the minimum net tangible assets threshold of $5,000,001 is no longer applicable. Consequently, the Company has revised the Registration Statement to remove disclosures regarding the minimum net tangible assets threshold.

3.	We note your disclosure that non-managing investors are not obligated to vote in favor of an initial business combination. Please revise here and where similar disclosure appears throughout the prospectus to clearly state that non-managing investors will nevertheless be incentivized to vote in favor of the business combination because of their indirect interest in founder shares and private placement warrants. Similarly, where you state on page 22 that non-managing sponsor investors are not required to vote in favor of the transaction, please clarify statements that they will “potentially have different interests than our public shareholders . . . because of their indirect ownership of founder shares . . .” to describe the non-managing sponsor investors’ financial incentive to vote in favor of a business combination.

Response: The Registration Statement has been revised such that, each unit will now consist of one Class A ordinary share and one right to receive one-tenth of one Class A ordinary share upon the consummation of an initial business combination.

In response to the Staff’s comment, the Company has revised the cover page of the Registration Statement and where similar disclosure appears throughout the prospectus (including pages 18, 23, 24, 29, 123, 147, and 151 of the Registration Statement) to clarify that the non-managing sponsor investors will nevertheless be incentivized to vote in favor of the business combination because of their indirect interest in the founder shares and the private placement units. In addition, in response to the Staff’s comment, the Company has further revised the Registration Statement on page 18 thereof (and wherever applicable) to specify that in addition to the non-managing sponsor investors being incentivized to vote in favor of the business combination due to their indirect interest in the founder shares and private placement units, that such investors, to the extent that they purchase all of the units for which they have expressed an interest in purchasing or otherwise hold a substantial number of the Company’s units, will also have different interests that the Company’s public shareholders in approving the Company’s initial business combination and otherwise exercising their rights as public shareholders.

www.kessepllc.com

Securities and Exchange Commission May 5, 2025 Page 4

Summary, page 1

4.	Please revise to discuss the impact that competition among other SPACs will have on your ability to identify and evaluate a target company. For example, describe how this competition may hinder your ability to negotiate attractive terms for an acquisition. See Item 1602(b)(1) of Regulation S-K.

Response: In response to the Staff’s comment, the Company has revised the “Business Combination Criteria” subsection of the “Summary” section on page 11 of the Registration Statement to discuss the impact that competition among other SPACs will have on the Company’s ability to identify and evaluate a target company.

5.	We note your disclosure on pages 9 and 21 that you will have 24 months to consummate a business combination and that you may seek shareholder approval to extend the time period. Please revise the summary to disclose whether there are any limitations on extensions or their duration, including the number of times you may extend, and the consequences to the sponsor of not completing an extension. See Item 1602(b)(4) of Regulation S-K.

Response: In response to the Staff’s comment, the Company has revised the applicable pages of the Registration Statement to disclose the duration of, and limitations on, extensions and the consequences to the sponsor of not completing an extension.

6.	We note your disclosure on pages 3 and 105 that you intend to complete a business combination with a company that has an enterprise value of between $200 million and $1.5 billion, a value that exceeds the net proceeds of the offering. Please include disclosure within the summary under an appropriate subcaption to provide a more comprehensive discussion regarding any plans to seek additional funding and the impact of any additional funding on unaffiliated shareholders. For example, discuss any plans to seek additional financings in connection with meeting working capital needs in the search for the initial business combination, for the completion of an initial business combination, or in connection with the redemption of a significant number of your public shares. We note disclosure on page 30 regarding the use of equity-linked securities, loans advances and other indebtedness, forward purchase agreements and backstop arrangements to satisfy net tangible assets or minimum cash requirements, and disclosure on page 23 regarding loans and investments from your sponsor and others to pay expenses prior to a business combination. See Item 1602(b)(5) of Regulation S-K.

Response: In response to the Staff’s comment, the Company has revised page 25 of the Registration Statement to include disclosure in the “Summary—The Offering” subsection providing a more comprehensive discussion regarding any plans to seek additional funding and the impact of any additional funding on unaffiliated shareholders.

www.kessepllc.com

Securities and Exchange Commission May 5, 2025 Page 5

7.	Please provide a compensation table detailing the nature and amount of the compensation received or to be received by, and the amount and price of securities issued or to be issued to the SPAC sponsor, its affiliates, and promoters, as well as all other appropriate items required by Item 1602(b)(6) of Regulation S-K. To the extent that officers or directors are affiliates of the sponsor, please also include as compensation any potential consulting, success or finders fees and any other salary fee that may become payable to them or your sponsor in an amount that constitutes a market standard for transactions comparable to the business combination and related transactions, as contemplated in disclosure on page 138.

Response: In response to the Staff’s comment, the Company has revised pages 7 and 109 of the Registration Statement to provide a compensation table detailing the nature and amount of the compensation received or to be received by, and the amount and price of securities issued or to be issued to the SPAC sponsor, its affiliates, and promoters, as well as all other appropriate items required by Item 1602(b)(6) of Regulation S-K.

Expression of Interest, page 21

8.	We note your disclosure here and elsewhere that non-managing sponsor investors have expressed an interest in purchasing a portion of the offering. Please disclose the number of non-managing sponsor investors who have expressed an interest in purchasing units and whether you believe these purchases will affect your ability to meet Nasdaq listing requirements. Please file any agreements or forms of agreements with the non-managing sponsor investors as exhibits or advise us why they are not material.

Response: The Company has revised the Registration Statement to clarify that the Company does not expect any purchase of units by the non-managing sponsor investors to negatively impact the Company’s ability to meet Nasdaq listing requirements. The Company notes the Staff’s comments regarding the number of non-managing sponsor investors who have expressed an interest in purchasing units and undertakes to provide such information as soon as such information becomes available. The Company undertakes to file forms of agreements with the non-managing sponsor investors as exhibits to the Registration Statement as soon as such documents are available.

www.kessepllc.com

Securities and Exchange Commission May 5, 2025 Page 6

Anticipated expenses and funding sources, page 22

9.	We note that unless and until you complete a business combination, you may pay expenses only from permitted withdrawals of interest from the trust account and the items in the bullet points on page 23. Please revise to clarify that you may take permitted withdrawals of interest from the trust account for working capital only after a business combination agreement has been entered into, consistent with disclosure in the definition of “permitted withdrawals” on page 2. Please include similar disclosure in your risk factor “If the net proceeds of this offering . . .” on page 47.

Response: The terms of the offering have been revised such that the expenses may only be paid from the net proceeds of the offering and the sale of the private placement units not held in the trust account and any loans or additional investments from the Company’s sponsor, members of the Company’s management team or their affiliates or other third parties. The Company has revised the Registration Statement to delete references to, and discussions of, permitted withdrawals of interest from the trust account for working capital.

Manner of conducting redemptions, page 27

10.	We note your disclosure on page 28 that in addition to the sponsor’s founder shares, you will need 37.5%, of the 20,000,000 public shares sold in this offering to be voted in favor of an initial business combination. Given that the non-managing sponsor investors will have an incentive to vote their public shares in favor of the of the business combination please disclose, if true, that you may not need any public shareholders to approve a business combination.

Response: In response to the Staff’s comment, the Company has revised pages 20, 30, 42, 124 and 161 of the Registration Statement to disclose that, given that the non-managing sponsor investors will have an incentive to vote their public shares in favor of the of the business combination, the Company may not need any public shareholders to approve a business combination.

Conflicts of Interest, page 33

11.	Please revise to also refer to your sponsor and its affiliates and promoters and their conflicts of interest in this discussion, as required by Item 1602(b)(7) of Regulation SK. Include disclosure of conflicts resulting from the repayment of sponsor loans, such as you have discussed on page 143, and revise disclosure regarding the financial interests of the sponsor, officers and directors to provide more quantitative information about the value of their investments in founder shares and private warrants that may be lost if a business combination does not occur. Please also disclose that the company is not prohibited from engaging in a business combination with a target that has a relationship with entities that may be affiliated with your sponsor, affiliates, promoters, officers, directors or existing holders as described on page 58. Finally, where you state that you do not believe that any potential conflicts would materially affect your ability to complete your initial business combination, please explain the basis for such belief.

Response: In response to the Staff’s comment, the Company has revised the “Conflicts of Interest” subsection of the “Summary” section on pages 34 through 36 of the Registration Statement to (i) refer to the Company’s sponsor and its affiliates and promoters and their conflicts of interest in the discussion therein, as required by Item 1602(b)(7) of Regulation SK, (ii) include disclosure of conflicts resulting from the repayment of sponsor loans, and (iii) revise disclosure regarding the financial interests of the sponsor, officers and directors to provide more quantitative information about the value of their investments in founder shares and private placement warrants.

www.kessepllc.com

Securities and Exchange Commission May 5, 2025 Page 7

Risk Factors

Risks Relating to our Search for, and Consummation of or Inability to Consummate, a Business Combination

If we are deemed to be an investment company under the Investment Company Act..., page 50

12.	We note your risk factor disclosure on pages 49 through 52 addressing the extent to which you could be deemed to be an investment company and the mitigation measures you may implement. We also note your statement that by restricting the investment of the proceeds to government securities you intend to avoid being deemed an “investment company.” Please revise to include disclosure that notwithstanding your investment activities or these mitigation measures you could still be deemed to be or have been an investment company at any time since your inception.

Response: In response to the Staff’s letter, the Company has revised page 53 of the Registration Statement to include disclosure that notwithstanding the Company’s investment activities or mitigation measures, the Company could still be deemed to be or have been an investment company at any time since the Company’s inception.

We do not have a specified maximum redemption threshold, page 61

13.	Please reconcile disclosure that you do not have a specified maximum redemption threshold with disclosure in footnote 4 to the Capitalization table on page 97 stating that redemptions cannot cause net tangible assets to fall below $5,000,001.

Response: The Company respectfully informs the Staff that the Company’s organizational documents have been revised such that the minimum net tangible assets threshold of $5,000,001 is no longer applicable. Consequently, the Company has revised the Registration Statement to remove disclosures regarding the minimum net tangible assets threshold.

www.kessepllc.com

Securities and Exchange Commission May 5, 2025 Page 8

We may not be able to complete an initial business combination..., page 64

14.	With a view toward disclosure, please tell us whether your sponsor is, is controlled by, has any members who are, or has substantial ties with, a non-U.S. person.

Response: The Company’s sponsor has informed the Company that it is not, it is not controlled by, does not have any members who are, and does not have substantial ties with, a non-U.S. person.

Use of Proceeds, page 89

15.	We note that you have included only 12 months of administrative services fees in your use of proceeds held outside the trust. Since your completion window is 24 months, please explain why you have not provided for 24 months of administrative service fees, and how you expect to cover those costs if not from proceeds held outside the trust.

Response: In response to the Staff’s comment, page 89 of the Registration Statement has been revised to include 18 months of administrative fees in the Company’s use of proceeds held outside the trust, which is the initial completion window (not including any extensions).

Dilution, page 94

16.	We refer you to your tabular presentation of dilution at quartile intervals on the outside cover page and on pages 95 and 96. Such tabular presentation appears to assume your maximum redemption threshold is the entire amounts of shares to be sold to public shareholders as part of this offering. We further note your disclosure within footnote 4 on page 97 that redemptions cannot cause your net tangible assets to fall below $5,000,001. Please tell us how you considered this redemption restriction in your determination of your maximum redemption threshold for your dilution presentation. Please refer to Item 1602 of Regulation S-K.

Response: The Company respectfully informs the Staff that the Company’s organizational documents have been revised such that the minimum net tangible assets threshold of $5,000,001 is no longer applicable.

17.	Please expand your narrative disclosure to describe each material potential source of future dilution. Your revisions should address, but not be limited to, founder shares anti-dilution rights, shares or other securities that may be issued in connection with the closing of your initial business combination (including specifically discussing that you intend to target a business that has an enterprise value of up to $1.5 billion), and sponsor working capital loans that may be convertible into equity. Reference is made to Item 1602(c) of Regulation S-K.

Response: In response to the Staff’s comment, the narrative disclosure of the “Dilution” section of the Registration Statement has been revised to include other sources of future dilution. The Company respectfully informs the Staff that the enterprise value range of a target has been reduced to $50.0 million to $200.0 million.

www.kessepllc.com

Securities and Exchange Commission May 5, 2025 Page 9

Capitalization, page 97

18.	Please tell us how you have determined that your warrants should be accounted for as liabilities, and how you determined that the fair value of the warrants as of September 30, 2024, as adjusted, is zero.

Response: The terms of the offering have been revised such that there are no warrants to account for.

Proposed Business

Our Sponsor, page 106

19.	Please revise to include more details about the completed business combination of the prior SPAC, Stonebridge Acquisition Corporation with DigiAsia including any additional financing needed for the transaction and the level of redemptions. See Item 1603(a)(3) of Regulation S-K.

Response: In response to the Staff’s comments, the Company has revised page 107 of the Registration Statement to include more details about the completed business combination of the Prior SPAC, Stonebridge Acquisition Corporation with DigiAsia, including any additional financing needed for the transaction and the level of redemptions.

20.	Please disclose all persons who have a direct and/or indirect material interest in the SPAC sponsor, as well as the nature and amount of their interests. See Item 1603(a)(7) of Regulation S-K.

Response: In response to the Staff’s Comments, the Company has revised page 107 through 108 of the Registration Statement to disclose all persons who have a direct and/or indirect material interest in the Company’s sponsor, as well as the nature and amount of their interests. The Company undertakes to provide further information regarding the interests of the non-managing sponsor investors in the sponsor as soon as such information becomes available.

www.kessepllc.com

Securities and Exchange Commission May 5, 2025 Page 10

Principal Shareholders

Restrictions on Transfers of Founder Shares and Private Placement Warrants, page 149

21.	Please disclose in tabular format the material terms of any agreement, arrangement, or understanding regarding restrictions on whether and when the SPAC sponsor and its affiliates may sell securities of the company as required by Item 1603(a)(9).

Response: In response to the Staff’s comment, the Company has revised pages 7 and 153 of the registration statement to disclose in tabular format, the material terms of any agreement, arrangement, or understanding regarding restrictions on whether and when the SPAC sponsor and its affiliates may sell securities of the company as required by Item 1603(a)(9).

22.	Please revise the disclosure on page 149 and similar disclosure elsewhere in the prospectus to address whether there are any circumstances or arrangements under which your sponsor or affiliates have or could indirectly transfer ownership of your securities, such as through the transfer of sponsor membership interests. See Item 1603(a)(6) of Regulation S-K. If such circumstances or arrangements exist, or if there are no limitations on the possible transfer of sponsor membership interests, please disclose this and include risk factor disclosure about the possibility that ownership and control of the sponsor may be transferred to another party or that Stonebridge Acquisition Sponsor II LLC may be removed as sponsor before identifying and completing a business combination.

Response: There are currently no circumstances or arrangements under which the Company’s sponsor have or could indirectly transfer ownership interests of the Company’s securities such as through the transfer of sponsor membership interests.

Executive Officer and Director Compensation, page 137

23.	We note disclosure on your cover page that members of your management team and your board of directors will directly or indirectly own founder shares and/or private placement units following the offering. Please clarify whether this refers only to Messrs. Marepally and Antony. If other members of the board of directors will receive these direct or indirect interests in founder shares and/or private placement units as compensation for their services, please disclose in this section. See Item 402(r)(3) of Regulation S-K.

Response: The disclosure refers only to Messrs. Marepally and Anthony.

www.kessepllc.com

Securities and Exchange Commission May 5, 2025 Page 11

Should you have further comments or require further information, or if any questions should arise in connection with this submission, please call the undersigned at (346) 348-0239 or at (425) 802-9052. You also may contact the undersigned by email at kelvinkesse@kessepllc.com.

Yours truly,

/s/ Kelvin Kesse
Kelvin Kesse

cc:	Bhargav Marepally, Chief Executive Officer of StoneBridge Acquisition II Corporation
StoneBridge Acquisition II Corporation

www.kessepllc.com